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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (FINAL AMENDMENT)

                         Home Loan Financial Corporation
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                              (Name of the Issuer)

                         Home Loan Financial Corporation
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                      (Name of Person(s) Filing Statement)

                        Common Shares, without par value
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                         (Title of Class of Securities)

                                   437183 10 6
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                      (CUSIP Number of Class of Securities)

                               Robert C. Hamilton
                         Home Loan Financial Corporation
                                 401 Main Street
                           Coshocton, Ohio 43812-1580
                                 (740) 622-0444
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:
                           Terri Reyering Abare, Esq.
                       Vorys, Sater, Seymour and Pease LLP
                             Suite 2000, Atrium Two
                             221 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-4000


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This statement is filed in connection with (check the appropriate box):

[ ] a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ] b. The filing of a registration statement under the Securities Act of 1933.

[ ] c.   A tender offer.

[X] d.   None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            Calculation of Filing Fee

        Transaction valuation*                          Amount of filing fee**
        ----------------------                          ----------------------
             $  2,261,750                                   $  266.21


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $266.21
                       ---------------------------------------------------------

Form or Registration No.: Schedule 13E-3 (File No. 005-55291)
                         -------------------------------------------------------

Filing Party: Home Loan Financial Corporation
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Date Filed: July 21, 2005
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*        Calculated solely for purposes of determining the filing fee. This amount consists of the estimated $2,261,750 of cash to be paid in lieu of issuing fractional common shares to holders of less than one common share after the proposed reverse stock split, assuming the acquisition of approximately 109,000 common shares for $20.75 per share in cash.

** The amount of the filing fee is calculated, in accordance with Rule 0-11(b)(1), by multiplying the transaction valuation of $2,261,750 by 0.0001177.


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         This Final Amendment to Rule 13e-3 Transaction Statement on Schedule
13E-3 (this "Final Amendment") amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the "SEC") on May 18, 2005, by Home Loan Financial Corporation, an Ohio corporation ("HLFC"), as amended by the Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on July 21, 2005. This Final Amendment is being filed pursuant to Rule 13e-3 as a final amendment to report the results of the Stock Splits (as defined below).

         At a Special Meeting of the Shareholders of HLFC (the "Special Meeting") on August 26, 2005, the shareholders approved a proposal to amend HLFC's Articles of Incorporation, whereby (a) HLFC would effect a 1-for-600 reverse stock split of the Common Shares (as such term is defined below) and, in lieu of issuing fractional shares to holders of less than one whole Common Share, shareholders holding less than 600 Common Shares immediately prior to the reverse split will receive cash in the amount of $20.75 for each pre-split Common Share and (b) immediately following the reverse stock split, HLFC would effect a 600-for-1 forward stock split of the Common Shares remaining outstanding after the reverse stock split and conversion. Items (a) and (b) were presented as one proposal (the "Stock Splits").

         On August 26, 2005, a Certificate of Amendment to HLFC's Articles of Incorporation was filed with the Ohio Secretary of State to effect the reverse stock split, followed immediately by the filing of a Certificate of Amendment to effect the forward stock split. Each of these Certificates of Amendment was effective upon filing.

         The Stock Splits reduced the number of HLFC's shareholders to below 300 and, concurrently with the filing of this Final Amendment, HLFC is filing a Form 15 with the SEC to terminate the registration of the Common Shares and suspend HLFC's reporting obligations with the SEC.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 2, 2005


                                  HOME LOAN FINANCIAL CORPORATION


                                  By: /s/ Robert C. Hamilton
                                     ----------------------------------------
                                  Name:  Robert C. Hamilton
                                  Title: President and Chief Executive Officer


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